Strayer Education, Inc.

Making education achievable for working adults

Via EDGAR

December 4, 2017

Mr. Paul Fischer

Office of Telecommunications

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             Strayer Education, Inc.
Registration Statement on Form S-4
Filed on November 20, 2017

File No. 333-221682

Ladies and Gentlemen,

I am writing on behalf of Strayer Education, Inc. (the “Company”) in response to the comments of the staff in the Office of Telecommunications in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated November 30, 2017 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4, as filed with the Commission on November 20, 2017 (the “Registration Statement”).

This letter and the Company’s Amendment No. 1 to the Registration Statement (“Amendment No. 1”) are being filed with the Commission electronically via the EDGAR system today.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 32

1.                                      Please provide equivalent pro forma per share data for Capella as required by Item 3(f) of Form S-4.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32-33 to include equivalent pro forma per share data as required by Item 3(f) of Form S-4.

2303 Dulles Station Boulevard • Herndon, VA 20171

Phone 703-247-2500 • www.strayereducation.com

2.                                      Refer to the per share data disclosed on page 33. Please explain to us how you calculated pro forma cash dividends paid per share and tell us why you believe the amounts reported are appropriate.

RESPONSE:

The pro forma cash dividends paid per share has been revised in response to this comment. The pro forma cash dividends paid per share now reflects Strayer’s historical dividend per share declared and paid in the respective period assuming no change in the dividend policy following the merger. Assuming a continuation of the $1.00 per year dividend policy on the pro forma shares outstanding at September 30, 2017, the total annual cash commitment for dividends would be approximately $22 million.

Strayer and Capella Unaudited Pro Forma Condensed Combined Financial Statements
3. Estimation of Consideration Transferred and Assets to be Acquired and Liabilities to be Assumed, page 147

3.                                      We note your preliminary allocation of the purchase consideration to identified intangible assets. Please explain to us your consideration of whether or not additional intangible assets should be identified and valued in your pro forma information, such as those arising from accreditations, designations, licensing, Title IV and affiliate or similar agreements, in accordance with ASC 805-20-25-10.

RESPONSE:

We considered these and other intangible assets to be identified and valued in accordance with ASC 805-20-25-10 in our preliminary pro forma information, but believe any value is materially subsumed in the existing valuation of the Student Relationships intangible asset which was valued on an excess earnings approach and was not reduced for a contributory asset charge related to these additional intangible assets. Further, given the value and useful life assigned to the Student Relationships asset, management concluded that the impact of separately identifying and amortizing any additional assets apart from the Student Relationships would not be material to the pro forma financial statements. As more information becomes available and is evaluated by management, the Company will further refine this preliminary estimate in the recording of the opening balance sheet upon closing.

* * *

Please direct any questions that you may have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Very truly yours,

By:	/s/ Daniel W. Jackson
Daniel W. Jackson
Executive Vice President and
Chief Financial Officer
Strayer Education, Inc.

cc:                                Christian O. Nagler, Esq.